SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2008

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]   Form 40-F [  ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-
              ------------

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-128225 and Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.

                        MER Telemanagement Solutions Ltd.

6-K Item

      1.  MTS  to  Acquire  the  Telecom   Expense   Management   Operations  of
          AnchorPoint, Inc.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                  (Registrant)

                                             By: /s/ Eytan Bar
                                                -----------------------------
                                                 Eytan Bar
                                                 Chief Executive Officer

Date: December 23, 2008

                    [MER TELEMANAGEMENT SOLUTIONS LTD LOGO]

  MTS to Acquire the Telecom Expense Management Operations of AnchorPoint, Inc.

Ra'anana, Israel - December 23, 2008 - MTS - Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of business support systems
(BSS) for comprehensive telecommunication management and customer care & billing (CC&B) solutions, has signed a definitive agreement to acquire the telecom expense management business of AnchorPoint, Inc. of Framingham, Massachusetts. Upon completion of the transaction MTS will integrate its telecommunication management and billing solutions with AnchorPoint's telecommunications expense management (TEM) solutions.

Under the terms of the agreement, MTS will acquire all the assets of AnchorPoint and assume certain enumerated liabilities. The aggregate consideration will be 25% of MTS's outstanding shares on a post-transaction basis. The acquisition is expected to be completed on or before December 31, 2008. AnchorPoint will continue its operations as a division of MTS.

"This transaction is in line with our business objectives and it is an important step in carrying out our strategy to improve our market position and product offerings, accelerate growth and profitability and ultimately enhance shareholder value," said Eytan Bar, CEO of MTS. "The merger complements our TEM offerings to allow our customers to reduce their telecom costs and improve their IT/Telecom processes. TEM offerings, with an immediate return on investment to customers, are important management tools during a period of slowdown and an unstable economic environment." Mr. Bar added.

"Through its ongoing relationships with both its customers and technology leaders from various industries, AnchorPoint has earned a reputation for innovation, quality, and support and delivering award-winning solutions." said Roger Challen, President and CEO of AnchorPoint Inc. "We believe that this merger provides a strategic foundation for our expansion into the international TEM space."

About AnchorPoint

AnchorPoint (www.AnchorPoint.com) is a leading provider of Telecom Expense Management Solutions that enable enterprises to gain visibility and control of strategic assets that drive key business processes and crucial competitive advantage. The company's award-winning software, consulting and managed services solutions -- including integrated Invoice, Asset, and Usage Management and Business Analytics tools -- provide professionals at every level of the organization with rapid access to concise, actionable data. Armed with this knowledge, they can make smart operational and financial decisions that maximize the performance of core assets and services. From reducing costs and optimizing resources for superior ROI; from allocating budgets to ensuring regulatory compliance; from purchasing to payment; and everything in between, global leaders rely on AnchorPoint for absolute control over bottom line results.

About MTS

Mer Telemanagement Solutions Ltd. is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers.

Since 1984, MTS Telecommunications' expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

MTS's solutions for information and telecommunication service providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, MVNO) to rapidly install a full-featured and scaleable solution. MTS's unique technology reduces integration risks and lessens revenue leakage by using the very same system to manage retail and wholesale business as well as supporting multiple business units. Total cost of ownership (TCO) is reduced by providing web-based customer self-care and provisioning.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong, The Netherlands, and Brazil, as well as through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

Contact:

MTS:

Alon Mualem
CFO
Tel: +972-9-762-1733
Email: Alon.Mualem@mtsint.com


AnchorPoint:
Michael Grillo
VP of Marketing
Tel: 508.628.4524
Email: mgrillo@anchorpoint.com